March 13, 2025

James C. Lee
Senior Vice President, Chief Legal Officer, and Corporate Secretary Seagate Technology Holdings Public Limited Company
121 Woodlands Avenue 5
Singapore 739009

       Re: Seagate Technology Holdings Public Limited Company
           Intevac, Inc.
           Schedule TO-T filed March 3, 2025, by Seagate Technology Holdings Public
           Limited Company
           File No. 005-50377
Dear James C. Lee:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed March 3, 2025
General

1. Please provide a detailed legal analysis explaining why Rule 13e-3 is not applicable to the transaction. In your response, please address why the filing parties should not be considered "affiliates," as defined in Rule 13e-3(a)(1), given that, among other matters, sales to Seagate represented approximately 90% of Intevac's consolidated net revenues for the prior two fiscal years. Additionally, we note Intevac's disclosure beginning on page 26 of their Schedule 14D-9 filed March 3, 2025, regarding (i) the
       "significant commercial relationship with, and reliance on, Seagate for current and future sales," (ii) the fact that if Seagate did not continue to do business with Intevac, which is not contractually required, it would be "challenging for Intevac to replace revenue lost from a decrease in purchases by Seagate," and (iii) "statements by
       Seagate that it would begin to earnestly develop technology that could substantially
 March 13, 2025
Page 2

       reduce Intevac   s sales to Seagate." Refer to the definition of
"control" in Rule 12b-2,
       which includes "the possession . . . of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of securities, by contract or otherwise."
Summary Term Sheet, page 1

2.     We note your disclosure on page 6 and elsewhere that certain Company
Options,
       Company RSUs, and Company PRSUs are subject to the Support Agreements but excluded from the percentage of outstanding Shares held by the Supporting
       Stockholders. Please disclose whether any such securities subject to the Support
       Agreements are or will become exercisable prior to the Merger and any impact of such exercise on the percentage of outstanding Shares held by the Supporting
       Stockholders.
The Merger Agreement; Other Agreements, page 26

3.     Refer to the following disclosures:

             The penultimate paragraph on page 26 referencing "a more complete description"
           of the terms of the Merger Agreement.
             The second paragraph on page 46 that the description of the Support Agreements
           "does not purport to be complete."
             The fourth paragraph on page 46 that the description of the Term Sheet "does not purport to be complete."
             The sixth paragraph on page 46 that the description of the Confidentiality
           Agreement "does not purport to be complete."

       Please revise to remove the implication that these summaries are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material analyses or terms.
Dividends and Distributions, page 48

4.     We note your disclosure that Company Options, Company RSUs, Company
PRSUs,
       and purchase rights under the Company ESPP may be "equitably adjust[ed]
.. . . to
       account for the payment of the Special Dividend." Please revise to describe any such adjustment.
Conditions to the Offer, page 48

5. At the top of page 50, you state Seagate and Purchaser may waive conditions "at any time and from time to time." When an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. Please revise.
Miscellaneous, page 52

6. We note the following disclosure: "The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the
 March 13, 2025
Page 3

       making of the Offer or the acceptance thereof would not be in compliance with the . . .
       laws of such jurisdiction." While you need not disseminate offer materials in jurisdictions where you may not legally do so, you must accept tenders from all eligible holders who tender into the Offer. See Rule 13e-4(f)(8)(i) and guidance in
       Section II.G.1 of Exchange Act Release No. 34-58597 (September 19,
2008). Please
       revise accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions